SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                       Monolithic System Technology, Inc.
                       -----------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)


                                   609842 10 9
                                -----------------
                                 (CUSIP Number)


                                December 31, 2001
                        --------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                  [   ]     Rule 13d-1(b)

                  [   ]     Rule 13d-1(c)

                  [ X ]     Rule 13d-1(d)

     * The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 609842 10 9                   13G                    Page 2 of 8 Pages
---------------------                                          -----------------

     1)   Name of Reporting Person
          Carl E. Berg
--------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) [X]
           (b) [ ]
--------------------------------------------------------------------------------
     3)   SEC Use Only
--------------------------------------------------------------------------------
     4)   Citizenship or Place of Organization
          United States of America
--------------------------------------------------------------------------------
     Number of Shares       5) Sole Voting Power               60,000
                            ----------------------------------------------------
    Beneficially Owned      6) Shared Voting Power          2,434,826
                            ----------------------------------------------------
    by Each Reporting       7) Sole Dispositive Power          60,000
                            ----------------------------------------------------
       Person with:         8) Shared Dispositive Power     2,434,826
--------------------------- ----------------------------------------------------
     9)   Aggregate Amount Beneficially Owned by Each Reporting Person
          2,494,826
--------------------------------------------------------------------------------
    10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          |_|  Not applicable.
          (See Instructions)
--------------------------------------------------------------------------------
    11)   Percent of Class Represented by Amount in Row (9)
          8.5%
--------------------------------------------------------------------------------
    12)   Type of Reporting Person (See Instructions)
          IN
--------------------------------------------------------------------------------

     1)   Name of Reporting Person
          Berg & Berg Enterprises, LLC
--------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) [X]
           (b) [ ]
--------------------------------------------------------------------------------
     3)   SEC Use Only

--------------------------------------------------------------------------------
     4)   Citizenship or Place of Organization
          United States of America
--------------------------------------------------------------------------------
     Number of Shares       5) Sole Voting Power  0
                            ----------------------------------------------------
    Beneficially Owned      6) Shared Voting Power  2,429,828
                            ----------------------------------------------------
    by Each Reporting       7) Sole Dispositive Power  0
                            ----------------------------------------------------
       Person with:         8) Shared Dispositive Power   2,429,828
--------------------------------------------------------------------------------
     9)   Aggregate Amount Beneficially Owned by Each Reporting Person
          2,429,828
--------------------------------------------------------------------------------
    10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          |_|  Not applicable.
          (See Instructions)
--------------------------------------------------------------------------------
    11)   Percent of Class Represented by Amount in Row (9)
          8.3%
--------------------------------------------------------------------------------
    12)   Type of Reporting Person (See Instructions)
          PN
--------------------------------------------------------------------------------

     1)   Names of Reporting Person
          West Coast Venture Capital Limited, L.P.
--------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) [X]
           (b) [ ]
--------------------------------------------------------------------------------
     3)   SEC Use Only

--------------------------------------------------------------------------------
     4)   Citizenship or Place of Organization
          California
--------------------------------------------------------------------------------
     Number of Shares       5) Sole Voting Power                        0
                            ----------------------------------------------------
    Beneficially Owned      6) Shared Voting Power              2,429,828
                            ----------------------------------------------------
    by Each Reporting       7) Sole Dispositive Power                   0
                            ----------------------------------------------------
       Person with:         8) Shared Dispositive Power         2,429,828
--------------------------- ----------------------------------------------------
     9)   Aggregate Amount Beneficially Owned by Each Reporting Person
          2,429,828
--------------------------------------------------------------------------------
    10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          |_|  Not applicable.
          (See Instructions)
--------------------------------------------------------------------------------
    11)   Percent of Class Represented by Amount in Row (9)
          8.3%
--------------------------------------------------------------------------------
    12)   Type of Reporting Person (See Instructions)
          PN
--------------------------------------------------------------------------------

Item 1.

     (a) The name of the issuer is Monolithic System Technology, Inc. (the "Company").

     (b) The principal executive offices of the Company are located at 1020 Stewart Drive, Sunnyvale, California 94085.

Item 2.

     (a) The names of the filing persons are Carl E. Berg, Berg & Berg Enterprises, LLC ("BBE") and West Coast Venture Capital Limited, L.P. ("WCVC").

     (b) The business address for Carl E. Berg, BBE and WCVC is 10050 Bandley Drive, Cupertino, California 94014.

     (c) Carl E. Berg is a citizen of the United States of America. BBE and WCVC are organized under the laws of the state of California.

     (d)  The title of the class of securities is Common Stock.

     (e)  The CUSIP number of the Common Stock is 609842 10 9.

Item 3.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This statement is being filed pursuant to 13d-1(d).

Item 4.    Ownership.

According to the Company's Quarterly Report on Form 10-Q filed on November 2, 2001, there are 29,302,397 shares of Common Stock issued and outstanding.

CARL E. BERG

The following information relates to shares of Common Stock for which Carl E. Berg holds voting or dispositive authority.

     (a)  Number of shares beneficially owned: 2,494,826

     (b)  Percent of class: 8.5%

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote: 60,000

          (ii) Shared power to vote or to direct the vote: 2,434,826

          (iii) Sole power to dispose or to direct the disposition of: 60,000

          (iv) Shared  power  to  dispose  or  to  direct  the  disposition  of:
               2,434,826

          Carl E. Berg may purchase up to 60,000 shares pursuant to options exercisable within 60 days. Mr. Berg has shared voting and dispositive authority as the sole manager of BBE, the sole general partner of WCVC, over 2,429,828 shares held by WCVC. Mr. Berg is deemed to beneficially own the 4,998 shares held by his wife.

          Carl E. Berg disclaims beneficial ownership of the 2,429,828 shares held by WCVC, except to the extent of his pecuniary interest therein. Mr. Berg disclaims beneficial ownership of the 4,998 shares held by his wife as he has no economic interest in any of these shares.

BERG & Berg Enterprises, LLC

The following information relates to shares of Common Stock for which BBE holds voting and dispositive authority.

     (a)  Number of shares beneficially owned: 2,429,828

     (b)  Percent of class: 8.3%

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote: 0

          (ii) Shared power to vote or to direct the vote: 2,429,828

          (iii) Sole power to dispose or to direct the disposition of: 0

          (iv) Shared  power  to  dispose  or  to  direct  the  disposition  of:
               2,429,828

          BBE has shared voting and dispositive authority as the sole general partner of WCVC over 2,429,828 shares held by WCVC. BBE disclaims beneficial ownership of the 2,429,828 shares held by WCVC, except to the extent of its pecuniary interest therein.

WEST COAST VENTURE CAPITAL LIMITED, L.P.

The following information relates to shares of Common Stock for which WCVC holds voting and dispositive authority.

     (a)  Number of shares beneficially owned: 2,429,828

     (b)  Percent of class: 8.3%

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote: 0

          (ii) Shared power to vote or to direct the vote: 2,429,828

          (iii) Sole power to dispose or to direct the disposition of: 0

          (iv) Shared  power  to  dispose  or  to  direct  the  disposition  of:
               2,429,828

Item 5.    Ownership of Five Percent or Less of a Class.

           Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

           Not applicable.

Item 8.    Identification and Classification of Members of the Group.

           This schedule is filed pursuant to Rule 13d-1(d). The responses to Items 2(a)-(c) identify each of the persons filing this statement.

Item 9.    Notice of Dissolution of Group.

           Not applicable.

Item 10.   Certification.

           Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2002

/s/ Carl E. Berg                              /s/ Carl E. Berg
___________________________                   ___________________________
Carl E. Berg                                  Carl E. Berg
                                              Signing as manager of Berg & Berg
                                              Enterprises, LLC, the sole general
                                              partner of West Coast Venture
                                              Capital Limited, L.P., on behalf
                                              of both reporting entities


                                  EXHIBIT INDEX

Exhibit I                         Joint Filing Agreement

Exhibit I

                             Joint Filing Agreement

     Pursuant to Rule 13d-1(k)(1) of the Securities and Exchange Commission under the Securities Exchange Act of 1934, each of the parties hereto agrees that the statement on Schedule 13G (including all amendments thereto) with respect to the beneficial ownership of Common Stock of Monolithic System Technology, Inc. to which this agreement is attached as an exhibit, is filed by and on behalf of each such person and that any amendments thereto will be filed on behalf of each such person.

February 13, 2002

/s/ Carl E. Berg                              /s/ Carl E. Berg
___________________________                   ___________________________
Carl E. Berg                                  Carl E. Berg
                                              Signing as manager of Berg & Berg
                                              Enterprises, LLC, the sole general
                                              partner of West Coast Venture
                                              Capital Limited, L.P., on behalf
                                              of both reporting entities